SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 2, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew Third Quarter 2023 Trading Report
Encouraging progress as 12-Point Plan actions drive revenue growth

2 November 2023

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the third quarter ended 30 September 2023.

Q3 Highlights1,2

●
Q3 revenue of $1,357 million (2022: $1,250 million), representing underlying revenue growth of 7.7%. Reported growth of 8.5% included an 80bps FX tailwind
●
Orthopaedics revenue up 8.3%, in part as product launches and 12-Point Plan-led improvements drove higher growth from Trauma & Extremities
●
Sports Medicine & ENT revenue up 11.1%, with continued good growth across most markets offsetting weakness in China
●
Advanced Wound Management revenue up 3.6%, with double-digit growth from our negative pressure portfolio but a slower quarter from Advanced Wound Bioactives

2023 Full Year Outlook1,2

●
Underlying revenue growth currently expected to be towards the higher end of guided range of 6.0% to 7.0%
●
Trading profit margin now expected to be around 17.5%, reflecting headwinds from China

Chief Financial Officer

●
John Rogers, former Chief Financial Officer of WPP plc, announced as Chief Financial Officer-designate with effect from 1 December 2023
●
See separate announcement issued today for further information

Deepak Nath, Chief Executive Officer, said:

"We saw strong growth in the third quarter, continuing the momentum from the first half of the year. Performance was broad-based, and I am particularly pleased by the step-up in Orthopaedics as we start to see the real impact from our improving execution under the 12-Point Plan.

"Our investment in innovation continues to bear fruit. During the quarter we saw the first surgery with our new AETOS◊ Shoulder System and launched our leading REGENETEN◊ Bioinductive Implant in India and Japan. We are gearing up for the imminent launch of our RENASYS◊ EDGE negative pressure wound therapy in the US.

"Overall, I am encouraged that our actions to transform Smith+Nephew to a consistently higher growth company are starting to deliver."

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

A conference call to discuss Smith+Nephew's third quarter results will be held today at 8.30am GMT / 4.30am EDT, details of which are available at https://www.smith-nephew.com/en/about-us/investors#quarterly-reporting.

Forward calendar

The full year results will be released on 27 February 2024.

Notes

1.  All numbers given are for the quarter or nine months ended 30 September 2023 unless stated otherwise.

2.  Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2022 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

Third quarter 2023 trading update

Our third quarter revenue was $1,357 million (2022: $1,250 million), representing underlying revenue growth of 7.7%. Reported revenue growth was 8.5% including an 80bps foreign exchange tailwind. Q3 2023 comprised 63 trading days, in line with the comparable Q3 period in 2022.

Orthopaedics revenue was up 8.3% (8.8% reported), Sports Medicine & ENT up 11.1% (11.3% reported), and Advanced Wound Management up 3.6% (5.4% reported).

Revenue growth in our Established Markets was 7.4% (9.0% reported). Within this, in the US, our largest market, we delivered 7.2% revenue growth (7.2% reported). Other Established Markets revenue was up 7.8% (12.7% reported).

Emerging Markets revenue was up 9.2% (6.4% reported). Within this, China was a headwind as a weaker quarter in Sports Medicine offset a return to growth in Hip and Knee Implants as we fully lapped the impact of Volume Based Procurement (VBP). Sports Medicine was impacted as the Chinese healthcare system experienced a slowdown in capital sales and procedure volumes, as well as by a more specific headwind as our distributors reduced inventory in anticipation of VBP in this segment.

12-Point Plan update

We continued to make good progress in the quarter delivering on our 12-Point Plan to fundamentally change the way we operate and transform business performance. Through the 12-Point Plan we are working to fix performance in our Orthopaedics business and improve our overall productivity, while continuing to invest behind our well-performing Advanced Wound Management and Sports Medicine & ENT business units.

In Orthopaedics, our actions to improve commercial execution and product availability are starting to deliver clear returns. Trauma accelerated over the first half, particularly in the US, building on our investments over several years to complete the EVOS◊ Plating System, and the work under the 12-Point Plan to deploy more instrument sets to drive implant pull-through. We continue to make progress along a similar improvement path with our Hip and Knee Implants business and expect improving results to follow in the coming quarters.

We are also making progress in our productivity workstreams, for instance with our Orthopaedics network optimisation programme. We have announced the closure of two smaller facilities, consolidating production into our larger sites, and also reduced the size of our contingent workforce.

In Advanced Wound Management, we have consistently driven strong growth from our negative pressure wound therapy ('NPWT') business and are at the early stages of rolling out the new RENASYS EDGE NPWT System, preparing for the US launch. RENASYS EDGE brings an important new option to customers looking for enhanced intuitiveness, simplicity and durability, especially important for home-care settings.

We also continued to invest behind our Sports Medicine portfolio, for instance launching our REGENETEN Bioinductive Implant in India and Japan. Through REGENETEN we have built a leading position in regenerative medicine and, with more than 100,000 procedures completed globally, have had a transformative impact on the way surgeons approach rotator cuff procedures.

Consolidated revenue analysis for the third quarter

	30 September	1 October	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	536	492	8.8	8.3	-	0.5
Knee Implants	223	210	6.3	5.7	-	0.6
Hip Implants	141	136	3.5	3.5	-	-
Other Reconstruction(ii)	29	18	61.7	58.5	-	3.2
Trauma & Extremities	143	128	11.1	10.4	-	0.7

Sports Medicine & ENT	425	382	11.3	11.1	-	0.2
Sports Medicine Joint Repair	232	209	11.4	11.3	-	0.1
Arthroscopic Enabling Technologies	134	131	2.1	1.7	-	0.4
ENT (Ear, Nose and Throat)	59	42	39.1	40.2	-	-1.1

Advanced Wound Management	396	376	5.4	3.6	-	1.8
Advanced Wound Care	183	173	5.9	3.2	-	2.7
Advanced Wound Bioactives	130	136	-4.4	-4.8	-	0.4
Advanced Wound Devices	83	67	23.8	21.3	-	2.5

Total	1,357	1,250	8.5	7.7	-	0.8

Consolidated revenue by geography
US	719	671	7.2	7.2	-	-
Other Established Markets(iii)	385	341	12.7	7.8	-	4.9
Total Established Markets	1,104	1,012	9.0	7.4	-	1.6
Emerging Markets	253	238	6.4	9.2	-	-2.8
Total	1,357	1,250	8.5	7.7	-	0.8

(i)   Underlying growth is defined in Note 2 on page 2
(ii)  Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii) Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Orthopaedics

In our Orthopaedics business unit, revenue was up 8.3% (8.8% reported). Knee Implants grew 5.7% (6.3% reported), with performance driven by our JOURNEY II◊ Total Knee System with its proprietary OXINIUM◊ bearing surface, even though we experienced some supply constraints in the US where revenue declined by -1.3%. Our work to improve product availability and to deploy greater numbers of instrument sets is ongoing, with progress starting to come through as we exited the quarter. Hip Implants grew 3.5% (3.5% reported) with the POLAR3◊ Total Hip Solution, with its class-leading survivorship data, delivering good growth in the quarter. In the US, Hip Implants grew by 3.6%. Other Reconstruction revenue grew 58.5% (61.7% reported) driven by our robotics-assisted CORI◊ Surgical System, with more than 25% of US knee procedures utilising the system by quarter end. We have expanded CORI's indications and added functionality in recent quarters and use in revision surgeries, a unique capability, is approaching the overall utilisation. The first procedures with the new saw solution were performed in the quarter, with CORI being the only solution to offer robotics-assisted burring and saw bone-cutting options. Trauma & Extremities grew 10.4% (11.1% reported), with a strong US performance led by the EVOS Plating System. The launch of the new AETOS Shoulder System is underway, with first surgeries completed in the US in the quarter.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered revenue growth of 11.1% (11.3% reported) in the quarter despite the softness in China noted earlier. Within this, Sports Medicine Joint Repair delivered 11.3% (11.4% reported) revenue growth, with a good quarter across shoulder, led by the REGENETEN Bioinductive Implant, and knee repair. Arthroscopic Enabling Technologies revenue was up 1.7% (2.1% reported). Revenue from ENT was up 40.2% (39.1% reported), reflecting the continued recovery in tonsil and adenoid procedure volumes and the clearance of backorders following our actions to improve product availability.

Advanced Wound Management

Our Advanced Wound Management business unit delivered revenue growth of 3.6% (5.4% reported). Advanced Wound Care revenue was up 3.2% (5.9% reported), including good growth in Europe. Advanced Wound Bioactives revenue was down -4.8% (-4.4% reported), reflecting a strong comparator. Additionally, there were temporary delays to SANTYL◊ shipments as we completed the transfer of production to our Fort Worth facility in the US, and delivery was back to normal levels by quarter-end. Advanced Wound Devices revenue was up 21.3% (23.8% reported), with double-digit growth from both our traditional RENASYS◊ NPWT System and PICO◊ Single-Use NPWT System.

2023 full year outlook

With one quarter remaining of 2023, we currently expect our underlying revenue growth for the full year to be towards the higher end of our guided range of 6.0% to 7.0% (around

5.0% to 6.0% on a reported basis based on exchange rates prevailing on 27 October 2023). Relative to third quarter performance, in the fourth quarter we expect higher growth in Advanced Wound Management mainly due to improvement in Advanced Wound Bioactives, a continuation of our positive momentum in Orthopaedics, and slower growth in Sports Medicine reflecting the headwinds in China.

We now expect trading profit margin to be around 17.5% for the full year. As previously guided, trading profit margin in the second half is expected to be considerably stronger than the first half. Within that we expect to benefit from the usual seasonal margin uplift, with the fourth quarter our strongest revenue quarter, as well as the unwinding of one-time commercial costs from the first half and our planned cost reductions. We also expect an increased profit headwind from China from the market slowdown and as the channel prepares for sports medicine VBP.

Consolidated revenue analysis for nine months to 30 September 2023

	30 September	1 October	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	Growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	1,638	1,564	4.8	5.9	-	-1.1
Knee Implants	698	665	5.0	6.1	-	-1.1
Hip Implants	444	434	2.4	3.9	-	-1.5
Other Reconstruction(ii)	80	61	31.3	32.0	-	-0.7
Trauma & Extremities	416	404	2.9	3.9	-	-1.0

Sports Medicine & ENT	1,268	1,159	9.3	11.1	-	-1.8
Sports Medicine Joint Repair	689	634	8.6	10.3	-	-1.7
Arthroscopic Enabling Technologies	428	412	3.7	5.1	-	-1.4
ENT (Ear, Nose and Throat)	151	113	34.4	36.9	-	-2.5

Advanced Wound Management	1,185	1,127	5.2	5.9	-	-0.7
Advanced Wound Care	539	533	1.3	2.3	-	-1.0
Advanced Wound Bioactives	404	388	4.1	4.0	-	0.1
Advanced Wound Devices	242	206	17.3	18.6	-	-1.3

Total	4,091	3,850	6.3	7.5	-	-1.2

Consolidated revenue by geography
US	2,191	2,022	8.4	8.4	-	-
Other Established Markets(iii)	1,191	1,119	6.5	7.8	-	-1.3
Total Established Markets	3,382	3,141	7.7	8.2	-	-0.5
Emerging Markets	709	709	-	4.3	-	-4.3
Total	4,091	3,850	6.3	7.5	-	-1.2

(i)   Underlying growth is defined in Note 2 on page 2
(ii)  Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii) Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

About Smith+Nephew

Smith+Nephew is a portfolio medical technology company that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 19,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of Covid, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of Covid; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of Covid); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of Covid); competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 2, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary